October 23, 2007	Philip T. Colton (612) 604-6729 pcolton@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Stephen Krikorian
           Mr. Jason Niethamer

RE:	Navarre Corporation
Form 10-K for the Fiscal Year Ended March 31, 2007
File No. 0-22982
Ladies and Gentlemen:
On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, we are responding to the comment presented in the letter from Mr. Stephen Krikorian dated October 10, 2007. For the Staff’s convenience, our Response is preceded by the related Staff Comment.
Form 10-K: For the Fiscal Year Ended March 31, 2007
Statement of Operations, page 55
Comment 1.	Your response does not provide the amount of depreciation and amortization that would be allocable to cost of sales for each reporting period included in these statements. Please provide the requested information. Further, notwithstanding your reference to a portion of SAB Topic 11B, since you are showing a gross profit line item, depreciation and amortization allocable to cost of sales should be included in the gross profit, if material. Also, MD&A discussion of gross profit should also include the effects of depreciation and amortization, if material.

Response 1.	As set forth in the Company’s prior response, approximately $1.2 million, $1.1 million and $800,000 of the $11.0 million, $9.3 million and $3.5 million of depreciation and amortization expense in fiscal 2007, 2006 and 2005, respectively, relates to the Company’s warehouse and distribution function.

To clarify, we have included a chart that sets forth all of the categories which comprise the Company’s depreciation and amortization expenses, inclusive of

October 23, 2007
Securities and Exchange Commission

warehouse and distribution, in fiscal 2007, 2006 and 2005, respectively. Also included in the table are the same amounts of depreciation and amortization expense reflected by the Company’s business segments for these periods, as disclosed in the Company’s March 31, 2007 Form 10-K (but exclusive of the business segment “Other,” which the Company operated through December 2005, but for which no amount of depreciation and amortization expense was recorded for the periods presented).
               Navarre Corporation
               Reported in millions

	FY 07	FY06	FY05
Depreciation and amortization
Warehouse and distribution	1.20	1.10	0.80
Other equipment, furniture and leaseholds	1.90	1.70	1.20
Intangibles from purchase of FUNimation acquisition	6.00	5.00	—
Amortization of Masters Intangibles (BCI & Navarre)	1.90	1.50	1.50

	11.00	9.30	3.50

Distribution segment	2.60	2.30	1.80
Publishing segment	8.40	7.00	1.70

	11.00	9.30	3.50

As stated in the prior response, the Company believes the warehouse and distribution function amounts are appropriately reflected in operating expenses under the Company’s accounting policies, including the application of SAB Topic 11B. As such, none of these amounts would be allocable to cost of sales.

The Company’s accounting policy is, and always has been, to report distribution and warehouse costs associated with the distribution segment in operating expenses. Additionally, warehouse and distribution costs (exclusive of depreciation and amortization) related to the publishing segment have always been reflected in cost of sales. However, the Company has evaluated whether a portion of the warehouse and distribution function amounts noted above that were allocable to its publishing segment could potentially be included in the cost of sales category.

Further to that evaluation, the Company has determined that while certain of the depreciation and amortization amounts for the publishing segment arguably could have been allocated to cost of sales in the periods indicated, the amounts were appropriately classified under the Company’s accounting policies as depreciation and amortization expense, and involve immaterial amounts of less than approximately $180,000, $165,000 and $0 in the periods presented, respectively.

Accordingly, there would be no material change to cost of sales, any gross profit calculation or any gross profit disclosure in the MD&A. Thus, the Company believes its current disclosure is appropriate.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/Philip T. Colton
Philip T. Colton
PTC/aks

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cc:	J. Reid Porter (Navarre Corporation)
Ryan F. Urness (Navarre Corporation)
James W. Ravell (Grant Thornton)